United States securities and exchange commission logo





                     March 28, 2022

       Linghui Kong
       Chief Executive Officer
       Bitdeer Technologies Group
       08 Kallang Avenue
       Aperia Tower 1, #09-03/04
       Singapore 339509

                                                        Re: Bitdeer
Technologies Group
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-4
                                                            Submitted March 7,
2022
                                                            CIK No. 0001899123

       Dear Mr. Kong:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       February 23, 2022 letter.
 Linghui Kong
FirstName  LastNameLinghui
Bitdeer Technologies Group Kong
Comapany
March      NameBitdeer Technologies Group
       28, 2022
March2 28, 2022 Page 2
Page
FirstName LastName
Amendment No. 2 to Draft Registration Statement on Form F-4

Questions and Answers about the Proposals
What are the U.S. federal income tax consequences..., page 20

1. We note your response to prior comment 2 and are unable to agree. The vote of all
         Bitdeer shareholders may not be necessary to approve the business combination, yet the transaction has been structured to issue the shares in a registered transaction pursuant to
         Rule 145. Therefore, an investment decision is imputed to all Bitdeer shareholders, and unless the tax consequences to those shareholders is not material or the disclosure indicates that the transaction is expected to be taxable for Bitdeer shareholders, an opinion of counsel is required by Item 601(b)(8) of Regulation S-K.
Risk Factors
If BSGA's security holders exercise their registration rights..., page 81

2. We note nominal price per shares paid by the initial shareholders for their shares.
         Highlight the possibility of significant sales by the initial shareholders following registration of their resales even if the trading price for the company is considerably lower than the current trading price of the company's shares further exacerbating the ability of the company's stock to trade at a premium to its current market price. Appraisal Rights, page 141

3. We note your response to prior comment 6 but also note that your disclosure focuses on the technical requirements for exercising appraisal rights. Your disclosure continues to notify shareholders that their appraisal rights "are available to the holders of the BSGA
         Ordinary Shares in connection with the First Merger but not with other transaction (sic) in the Business Combination." The primary purpose of this disclosure is to advise shareholders on how to properly exercise their appraisal rights, so unless there is practical reason to distinguish between actions to be taken with respect to the First Merger and the other steps of the Business Combination, highlighting that appraisal rights are only available in connection with the First Merger may be confusing to BSGA shareholders. Please advise or revise.
Information Related to Bitdeer
Our Cryptocurrencies
Cryptocurrencies and Protocols Involved in Our Business, page 187

4. Please further break-out the digital assets that constitute the "Others" category in your tabular disclosure.
 Linghui Kong
FirstName  LastNameLinghui
Bitdeer Technologies Group Kong
Comapany
March      NameBitdeer Technologies Group
       28, 2022
March3 28, 2022 Page 3
Page
FirstName LastName
Policies and Procedures Related to Our Cryptocurrencies, page 187

5. Please further break-out the digital assets that constitute the "Others" category in your tabular disclosure.
6. We note your response to prior comment 9; however, you have added the term
         "stablecoin" to your revised definition of "USDC" on page 9. Further explain your use of this term or remove it from the definition.
7. Although you state that you did not leverage your cryptocurrencies to generate additional income through lending prior to June 30, 2021, you appear to have embarked on such a strategy since that date. Expand your MD&A discussion to address your present and future income generating activities tied to cryptocurrency lending, and your policy for determining whether to leverage your crypto asset holdings.
8. Explain your "short-term wealth management product" entered into with the Matrixport
         Group and discuss the purpose of this arrangement.
9. Explain how your $30 million USDC loan to Matrixport Group generated investment income.
Bitdeer Technologies Holding Company and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
Note 3. Changes in Significant Accounting Policies
b. Cryptocurrency lending, page F-35

10. Please refer to prior comment 11. In your response you state that you believe IFRS 9 supports your accounting for the lending arrangement. Noting that this guidance applies to contracts to buy or sell a non-financial item that can be settled net in cash or another financial instrument, or by exchanging financial instruments, please clarify for us why you believe this guidance is applicable to the lending of crypto assets.
11. Please refer to prior comment 11. If your lending arrangements are not within the scope of IFRS 9, please tell us how you considered the guidance in IFRS 15. Please tell us how you considered if the borrower has obtained control, as defined in paragraph 33 of IFRS
         15, of the crypto assets that you lend and, to the extent the borrower must return the crypto asset, how you considered paragraphs B64 to B76 of IFRS 15.
Notes to the Combined Financial Statements
Note 2. Summary of Significant Accounting Policies
h. Cryptocurrencies, page F-62

12.      We note your statement in your response to prior comment 12 that
"Bitdeer
         identifies impairment of cryptocurrencies at an individual asset level and records impairment measured as the difference between the cost (defined as the carrying amount of an individual asset) and the recoverable amount according to paragraph 8 of IAS 36."
 Linghui Kong
FirstName  LastNameLinghui
Bitdeer Technologies Group Kong
Comapany
March      NameBitdeer Technologies Group
       28, 2022
March4 28, 2022 Page 4
Page
FirstName LastName
         Please explain why you identify impairment at an individual asset level and then use the weighted average cost method to measure impairment. Please provide the IFRS citations or guidance that supports your statement that the "first-in-first-out
(   FIFO   ) or weighted
         average formula to determine the carrying amount of the cryptocurrency to derecognize is a policy election allowed under IFRS." Clarify why you are not using the carrying amount of an item for measuring impairment. In addition, confirm that upon sale of a crypto asset you derecognize that asset at its carrying amount and do not use FIFO or weighted average formula to determine the carrying amount.
13. Please clarify your statement that "the receipt of cryptocurrencies is included in the operating activities" as it implies that such amounts are included as cash inflows to net cash flows from operating activities. Revise this statement to explain that the receipts of cryptocurrencies are being added back to operating activities since they represent a non-
         cash adjustment. Further, please tell us why including the disposals of cryptocurrencies in the investing activities is proper when the receipt of cryptocurrencies is presented as revenue. Please provide us an accounting analysis with citation to authoritative literature supporting your accounting treatment.
l. Mining machines, page F-64

14. We note your response to prior comment 14 indicating that the mining machines are
         Bitdeer   s revenue-earning equipment, which would appear to meet the definition of
         property, plant and equipment in IAS 16. Furthermore, you indicate in your January 24,
         2022 response to comment 39 that mining machines are not held for sale in the ordinary course of business. Paragraph 68 of IAS 16 is clear that gains from the sale of property, plant, and equipment should not be classified as revenue. Please revise accordingly.
o. Revenue recognition, page F-65

15.      You indicate in response to prior comment 16 that Bitdeer   s
performance obligation under
         your Cloud Hash Rate offering is to provide the specified amount of computing power to the customers and the customers obtain control over the computing power. Please provide a fulsome analysis of why you believe the customer obtains control over the computing power given that Bitdeer has a substantive right to substitute the hash rate provided to the customer (i.e., to provide hash rate from different mining machines) throughout the period of use, as noted from your January 24, 2022 response to prior comment 43 and as defined in paragraph 33 of IFRS 15. Your analysis should include your consideration of the fact you are combining and integrating the computing power assigned to your customers and you control these combined inputs to provide the integrated computing power to the mining pool operator.
16. Please refer to your response to prior comment 16 regarding your Cloud Hash Rate offering. Please clarify why you believe principal/agent considerations are not applicable, specifically referring to how you considered B34 of IFRS 15. In this regard, we note various terms in your service agreement such as your classic and acceleration mode plans
 Linghui Kong
Bitdeer Technologies Group
March 28, 2022
Page 5
         that provide the customer a net mining output or to recover electricity fees before receiving a mining output when Bitdeer establishes the electricity fee, the fact that the user can only connect with mining pools that cooperate with Bitdeer, and, as noted in your response to prior comment 18, that the additional rewards that mining pools agree to pay are paid to Bitdeer.
17. Tell us whether the mining pool operator have separate contracts with each of your Cloud
         Hash Rate customers. Please clarify whether your Cloud Hash Rate and/or Cloud Hosting customers participate in a distinct mining pool without other third-party mining pool customers.
18. Please revise to disclose why you do not disaggregate revenues earned from proprietary mining between mining rewards and transaction verification fees as noted from your
         January 24, 2022 response to prior comment 45.
19. We note your response to prior comment 22 regarding Cloud Hosting arrangements.
         Please further explain how the customer has the ability to direct the use of the mining machine while in your possession. Clarify the enforceable rights and obligations under your Cloud Hosting arrangements, and provide us with a representative contract with your customers. Indicate whether you have an explicit or implicit repurchase right or obligation since you sell the mining machines on behalf of your customers. Explain how it is determined to sell a mining machine. Tell us if customers ever take physical possession of the mining machines and remove them from your data centers for their own use or disposition. Also explain how and when consideration for the arrangement is transferred. Provide us with your comprehensive accounting analysis of how you determine if the customer obtains control of the mining machine under paragraphs 38,
         BC64 to BC76, and B79 to B82 of IFRS 15.
20. Based on your response to prior comment 22, you appear to indicate that the Cloud
FirstName LastNameLinghui Kong
       Hosting arrangements convey the right to control the use of an identified asset for a period
Comapany    NameBitdeer
       of time in exchangeTechnologies Group Please tell us whether these arrangements are or for consideration.
March contain
       28, 2022a Page
                 lease 5under IFRS 16 and provide us with your accounting analysis.
FirstName LastName
 Linghui Kong
FirstName  LastNameLinghui
Bitdeer Technologies Group Kong
Comapany
March      NameBitdeer Technologies Group
       28, 2022
March6 28, 2022 Page 6
Page
FirstName LastName
       You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff
Attorney, at (202) 551-5997 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Will Cai